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                                                      [AMIS Holdings, Inc. Logo]


November 15, 2006


Ms. Jeanne Bennett
Staff Accountant
Securities and Exchange Commission
Washington D.C.  20549

Dear Ms. Bennett,

In response to your letter of November 9, 2006, we intend to file a Form 10-K/A with restated financial information as of and for the year ended December, 31, 2005, a Form 10-Q/A with restated financial information as of and for the three months ended April 1, 2006, and a Form 10-Q/A with restated financial information as of and for the three and six months ended July 1, 2006. Our intention is to file these amended forms by November 30, 2006.

In this response, we also acknowledge the following:

     o We are responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                             Sincerely,


                                             /s/  David A. Henry
                                             -------------------
                                             David A. Henry
                                             Sr. Vice President and
                                             Chief Financial Officer